UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2021

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536) and the Registration Statement of Atlas Corp. filed with SEC on March 19, 2021 on Form F-4 (Registration No. 333-254537).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 7, 2021	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

i

EXHIBIT I

ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2021

Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited and its subsidiaries, including APR Energy Ltd. and APR Energy Ltd.’s subsidiaries.

ATLAS CORP.

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ATLAS CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and par value amounts)

	March 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$337.5	$304.3
Accounts receivable	80.1	75.9
Inventories	58.3	60.2
Prepaid expenses and other	34.7	33.9
Net investment in lease (note 6)	12.5	10.7
Acquisition related assets	100.3	99.3
	623.4	584.3

Property, plant and equipment (note 7)	6,813.4	6,974.7
Right-of-use asset (note 8)	810.5	841.2
Net investment in lease (note 6)	501.6	418.6
Goodwill (note 2)	75.3	75.3
Deferred tax assets	19.6	19.3
Derivative instruments (note 19(c))	3.1	—
Other assets (note 9)	559.3	375.7
	$9,406.2	$9,289.1
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$125.1	$134.1
Deferred revenue	28.0	28.2
Income tax payable	115.5	110.4
Long-term debt - current (note 10)	345.7	332.1
Operating lease liabilities - current (note 11)	159.1	160.9
Other financing arrangements - current (note 12)	64.8	64.1
Other liabilities - current (note 13)	21.6	24.8
	859.8	854.6

Long-term debt (note 10)	3,334.6	3,234.0
Operating lease liabilities (note 11)	640.5	669.3
Other financing arrangements (note 12)	800.7	801.7
Derivative instruments (note 19(c))	50.6	63.0
Other liabilities (note 13)	41.7	40.9
Total liabilities	5,727.9	5,663.5

Shareholders’ equity:
Share capital (note 15):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2020 – 150,000,000); 33,335,570 shares issued and outstanding (2020 – 33,335,570)
Common shares; $0.01 par value; 400,000,000 shares authorized (2020 - 400,000,000); 246,811,376 shares issued and outstanding (2020 - 246,277,338); 727,351 shares held in treasury (2020 – 727,351)	2.4	2.4
Additional paid in capital	3,846.2	3,842.7
Deficit	(150.3)	(199.2)
Accumulated other comprehensive loss	(20.0)	(20.3)
	3,678.3	3,625.6
	$9,406.2	$9,289.1

Commitments and contingencies (note 18)

Subsequent events (note 20)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in millions of United States dollars, except per share amounts)

	Three Months Ended March 31,
	2021	2020
Revenue (note 4)	$372.6	$308.4
Operating expenses:
Operating expenses	76.2	59.8
Depreciation and amortization	87.3	72.2
General and administrative	23.0	10.4
Operating leases (note 11)	36.1	38.5
	222.6	180.9
Operating earnings	150.0	127.5
Other expenses (income):
Interest expense	46.8	49.5
Interest income	(0.5)	(1.4)
Loss (gain) on derivative instruments (note 19(c))	(8.7)	24.8
Other expenses	8.1	0.8
	45.7	73.7
Net earnings before income tax	104.3	53.8
Income tax expense	6.7	1.9
Net earnings	$97.6	$51.9
Earnings per share (note 16):
Common share, basic	$0.33	$0.15
Common share, diluted	$0.31	$0.15

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2021	2020
Net earnings	$97.6	$51.9
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 19(c))	0.3	0.3
Comprehensive income	$97.9	$52.2

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Three months ended March 31, 2021

	Number of	Number of			Additional		Accumulated other	Total
	common	preferred	Common	Preferred	paid-in		comprehensive	shareholders’
	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2020	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6
Net earnings	—	—	—	—	—	97.6	—	97.6
Other comprehensive income	—	—	—	—	—	—	0.3	0.3
Issuance of common shares from unissued acquisition related equity consideration (note 2)	173,819	—	—	—	—	—	—	—
Dividends on common shares ($0.125 per share)	—	—	—	—	—	(31.5)	—	(31.5)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51 per share; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	(16.8)	—	(16.8)
Shares issued through dividend reinvestment program	7,042	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	353,177	—	—	—	3.4	(0.3)	—	3.1
Balance, March 31, 2021	246,811,376	33,335,570	$2.1	$0.3	$3,846.2	$(150.3)	$(20.0)	$3,678.3

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Three months ended March 31, 2020

								Accumulated
	Number of	Number of				Additional		other	Total
	common	preferred	Common	Preferred	Treasury	paid-in		comprehensive	shareholders'
	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change	—	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(203.0)	$(21.6)	$3,230.4
Net earnings	—	—	—	—	—	—	51.9	—	51.9
Other comprehensive income	—	—	—	—	—	—	—	0.3	0.3
Common shares issued on acquisition	29,891,266	—	0.2	—	—	316.6	—	—	316.8
Common shares issued on loan settlement	775,139	—	0.1	—	—	8.2	0.4	—	8.7
Dividends on common shares ($0.25 per share)	—	—	—	—	—	—	(57.7)	—	(57.7)
Dividends on preferred shares (Series D - $0.99 per share; Series E - $1.03 per share; Series G - $1.03 per share; Series H - $0.98 per share; Series I - $1.00 per share)	—	—	—	—	—	—	(33.5)	—	(33.5)
Shares issued through dividend reinvestment program	7,943	—	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	354,809	—	—	—	—	2.2	(0.1)	—	2.1
Treasury shares	37,778	—	(0.4)	—	0.4	—	—	—	—
Unissued acquisition related equity consideration	—	—	—	—	—	65.8	—	—	65.8
Balance, March 31, 2020	246,742,534	33,335,570	$2.1	$0.3	$—	$3,845.8	$(242.1)	$(21.3)	$3,584.8

ATLAS CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2021	2020
Cash from (used in):
Operating activities:
Net earnings	$97.6	$51.9
Items not involving cash:
Depreciation and amortization	87.3	72.2
Change in right-of-use asset	30.8	29.3
Non-cash interest expense and accretion	11.9	8.9
Unrealized change in derivative instruments	(15.5)	20.8
Amortization of acquired revenue contracts	4.2	3.9
Other	7.8	(0.3)
Change in other operating assets and liabilities (note 17)	(43.3)	(56.0)
Cash from operating activities	180.8	130.7

Investing activities:
Expenditures for property, plant and equipment	(8.0)	(248.8)
Short-term investments	—	(0.8)
Prepayment on vessel purchase	(191.9)	—
Payment on settlement of interest swap agreements	(5.3)	(2.8)
Cash and restricted cash acquired from APR Energy acquisition	—	50.6
Loss on foreign currency repatriation	(6.0)	—
Receipt from contingent consideration asset	6.9	—
Other assets	3.0	(37.3)
Cash used in investing activities	(201.3)	(239.1)

Financing activities:
Repayments of long-term debt and other financing arrangements	(430.4)	(658.6)
Issuance of long-term debt and other financing arrangements	534.5	798.8
Fairfax Notes issued	—	100.0
Financing fees	(2.5)	(12.9)
Dividends on common shares	(31.1)	(26.9)
Dividends on preferred shares	(16.8)	(16.8)
Cash from financing activities	53.7	183.6
Increase in cash and cash equivalents	33.2	75.2
Cash and cash equivalents and restricted cash, beginning of period	342.5	197.3
Cash and cash equivalents and restricted cash, end of period	$375.7	$272.5

Supplemental cash flow information (note 17)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

The accompanying interim financial information of Atlas Corp. (the “Company” or “Atlas”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2020 audited annual consolidated financial statements of Atlas. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2020 annual consolidated financial statements of Atlas filed with the U.S. Securities and Exchange Commission in the Company’s 2020 Annual Report on Form 20-F.

The outbreak of COVID-19 has had a negative effect on the global economy and has adversely impacted the industries that Atlas operates in.  During the initial onset of COVID-19 in the first half of 2020, the containership industry experienced decreased container trade and reduced charter rates. Since then, there have been significant improvements in charter rates and decreases in idle capacity as the industry recovers. In the power generation industry, while COVID-19 continues to impact developing countries, which reduces general power demand in some areas, it has not materially impacted the Company's ability to execute contracts in the peaking power and emergency power segments of the market in which it operates. The duration and full effects of this global health emergency and related disruptions are uncertain, although expected to continue for the near future as the success and timing of COVID-19 vaccination programs and containment strategies are also uncertain.  Negative impacts of COVID-19 are expected to reverberate beyond the duration of the pandemic itself.  As a result, this increases the uncertainties and the degree of judgment associated with many of the Company’s estimates and assumptions. As events develop and additional information becomes available, the Company’s estimates may change in future periods.

(b)	Recent accounting pronouncements:

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact of this guidance.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance.

(c)	Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.	Acquisition of Apple Bidco Limited:

On February 28, 2020, the Company acquired 100.0% of the share capital of APR Energy from Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) and certain other minority shareholders (collectively, the “Sellers”). Fairfax held 67.8% of APR Energy’s common shares. APR Energy owns and operates a fleet of capital-intensive assets, including aero-derivative gas turbines and other power generation equipment, and provides power solutions to customers through various contracts. The financial results of APR Energy have been included in the Company’s consolidated financial statements from February 29, 2020, after the date of acquisition.

At closing, Atlas issued 29,891,266 common shares and reserved 6,664,270 common shares for future issuance (the “Holdback Shares”). The Holdback Shares are issuable over a period of 90 days to five years after the date of acquisition and are subject to settlement of purchase price adjustments, indemnification arrangements and other future compensable events. These arrangements may be settled, at the Sellers’ option, by either cancellation of Holdback Shares or cash. In the case of purchase price adjustments, and certain inventory mechanisms, if Holdback Shares are insufficient, Sellers may choose to compensate the Company in cash or cancel previously issued common shares. Any Holdback Shares that are not cancelled after the expiry of their respective holdback periods, will be issued to the Sellers, plus any accrued distributions or dividends.

The net purchase price of $287,700,000 was comprised of the following:

29,891,266 common shares issued (1)	$316.8
6,664,270 Holdback Shares (1)	70.6
Less: Contingent consideration asset (2)	(95.2)
Less: Purchase price adjustment (3)	(4.5)
Net purchase price	$287.7

(1)	The fair value was determined based on the closing market price of common shares on February 28, 2020, the acquisition date.
(2)

Pursuant to the acquisition agreement, the Sellers are required to compensate the Company for losses on cash repatriation from a foreign jurisdiction related to specified contracts. Losses on cash repatriation is recognized in other expenses in the period incurred. In February 2021, Fairfax agreed, subject to definitive documentation, to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items (note 9(c)). The definitive documentation was executed on April 30, 2021 (note 20).

(3)

In 2020, the Sellers forfeited their rights to receive 577,139 Holdback Shares and returned 1,849,641 previously issued common shares to the Company. Of this number, 1,122,290 shares were permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares are held in reserve as treasury shares. The shares held in reserve are issuable to the Sellers at a future date, subject to settlement of potential indemnified events. In February 2021, the Company agreed to issue 5-year warrants to purchase 5,000,000 common shares at an exercise price of $13.00 per share to Fairfax, subject to definitive documentation. The definitive documentation was executed on April 30, 2021 (note 20). Accordingly, as of March 31, 2021, the warrants were not yet issued. During the three months ended March 31, 2021, 173,819 (2020 – nil) common shares were released from holdback and issued to the Sellers.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$36.7
Inventory	40.9
Acquisition related assets (1)	96.4
Accounts receivable (2)	49.1
Other current assets	9.1
Property, plant and equipment	447.2
Intangible assets	27.4
Deferred tax assets	16.6
Other assets	13.9
Goodwill	117.9
Total assets acquired	855.2
Accounts payable and accrued liabilities	92.5
Income tax payable	106.5
Other current liabilities	17.2
Long-term debt (including current and non-current portions) (3)	311.6
Deferred tax liabilities	1.0
Other long-term liabilities	38.7
Net assets acquired	$287.7

(1)

Consists of indemnification assets recognized on acquisition. The Sellers are required to indemnify the Company for certain legal and tax matters through cancellation of the Holdback Shares or in cash, at the Sellers’ option. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax may be required to compensate the Company in cash. The amount to be indemnified is subject to the aggregate losses incurred at settlement of these legal and tax matters. The amount recognized is equal to the liabilities accrued for such legal and tax matters, based on the Company’s best estimates. For certain other indemnification arrangements, Fairfax is required to compensate the Company in cash, without minority shareholders.

(2)	The gross contractual accounts receivables acquired is $57.0 million. The amount not expected to be collected is $7.9 million.
(3)	Concurrent with the acquisition, the Company refinanced the debt facilities acquired.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.	Acquisition of Apple Bidco Limited (continued):

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets (consisting of prepaid expenses), accounts payable and accrued liabilities, income taxes payable and other current liabilities approximate their fair values due to the short-term maturity of the instruments. The fair value of long-term debt and other assets are categorized within Level 2 of the fair value hierarchy and determined based on expected payments. The fair values of contingent consideration assets, inventory, property, plant and equipment, intangible assets and asset retirement obligation included in other long-term liabilities were categorized within Level 3 of the fair value hierarchy and were determined using relevant market assumptions, including comparable sales and cost data, discount rates and future cash flows.

As part of the acquisition, the Company recorded $117,900,000 of goodwill resulting from expected synergies in congruence with APR’s unique position in the power generation market, which is not deductible for tax purposes and has been assigned to the power generation segment. Subsequent to the acquisition, as a result of potential strategic repositioning contemplated by the Company, it was determined that the carrying value of the mobile power generation reporting unit exceeded its fair value. As a result, the balance of the goodwill of $117,900,000 was written-off.

The Company recognized $977,000 and $2,294,000 of acquisition related costs that were included in general and administrative expense in the first quarter of 2020 and fourth quarter of 2019, respectively.

Pro forma financial information

The following table presents unaudited pro forma results for the three months ended March 31, 2020. The unaudited pro forma financial information combines the results of operations of the Company and APR Energy as though the acquisition had occurred as of January 1, 2019. The pro forma results contain adjustments that are directly attributable to the transaction, including depreciation of the fair value of property, plant and equipment, amortization of acquired intangible assets, and refinancing of debt. Additionally, pro forma net earnings were adjusted to exclude acquisition-related costs incurred.

Pro forma information
Revenue	$351.0
Net earnings	50.9

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.	Segment reporting

For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and mobile power generation. The Company’s containership leasing segment owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate time charters.  The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including aero-derivative gas turbines and other equipment, and provides power solutions to customers.

The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment.  In the second quarter of 2020, in an effort to align the performance metrics of the Company's segments, the performance measure evaluated by the Company's chief operating decision makers for internal resource allocation and performance assessment was revised to be Adjusted EBITDA, which is computed as earnings before interest, taxes, depreciation and amortization, loss on derivative instruments, gain/loss on contingent consideration asset, gain/loss on sale, loss on foreign currency repatriation, impairment and other expenses.

The following tables include the Company’s selected financial information by segment:

Three months ended March 31, 2021	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$331.6	$41.0	$—	$372.6
Operating expense	68.2	8.0	—	76.2
Depreciation and amortization expense	75.2	12.1	—	87.3
General and administrative expense	11.7	10.5	0.8	23.0
Operating lease expense	35.4	0.7	—	36.1
Interest expense	42.7	5.1	(1.0)	46.8
Interest income	(0.1)	(0.4)	—	(0.5)
Income tax expense	0.1	6.6	—	6.7

Three months ended March 31, 2020	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$292.5	$15.9	$—	$308.4
Operating expense	56.8	3.0	—	59.8
Depreciation and amortization expense	66.6	5.6	—	72.2
General and administrative expense	8.5	3.8	(1.9)	10.4
Operating lease expense	38.1	0.4	—	38.5
Interest expense	47.9	2.3	(0.7)	49.5
Interest income	(0.9)	(0.5)	—	(1.4)
Income tax expense	0.4	1.5	—	1.9

	Three months ended March 31, 2021	Three months ended March 31, 2020
Containership leasing adjusted EBITDA	$216.3	$189.1
Mobile power generation adjusted EBITDA	21.3	8.7
Total segment adjusted EBITDA	237.6	197.8
Eliminations and other	(0.3)	1.4
Depreciation and amortization	87.3	72.2
Interest expense	46.8	49.5
Interest income	(0.5)	(1.4)
Loss (gain) on derivative instruments	(8.7)	24.8
Other expenses	2.1	0.8
Loss (gain) on contingent consideration asset	1.1	(3.3)
Loss on foreign currency repatriation	6.0	-
Gain on sale	(0.5)	-
Consolidated net earnings before tax	$104.3	$53.8

Total Assets	March 31, 2021	December 31, 2020
Containership Leasing	$8,614.3	$8,475.4
Mobile Power Generation	816.0	829.9
Elimination and Other	(24.1)	(16.2)
Total	$9,406.2	$9,289.1

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.	Segment reporting (continued):

	Three months ended March 31,
Capital expenditures by segment:	2021	2020
Containership leasing	$198.7	$247.1
Mobile power generation	1.2	1.7

4.	Revenue

Revenue disaggregated by segment and by type for the three months ended are as follows:

	Three months ended March 31, 2021
	Containership Leasing(1)	Mobile Power Generation	Total
Operating lease revenue	$320.5	$38.2	$358.7
Interest income from leasing	10.0	—	10.0
Other	1.1	2.8	3.9
	$331.6	$41.0	$372.6

	Three months ended March 31, 2020
	Containership Leasing(1)	Mobile Power Generation	Total
Operating lease revenue	$273.7	$14.9	$288.6
Interest income from leasing	12.4	—	12.4
Other	6.4	1.0	7.4
	$292.5	$15.9	$308.4

(1)	Operating lease revenue includes both bareboat charter and time charter revenue.

As at March 31, 2021, the minimum future revenues to be received on committed operating leases and interest income from leasing are as follows:

	Operating lease (1)	Finance lease (2)	Other	Total committed revenue
Remainder of 2021	$1,105.7	$32.2	$6.6	$1,144.5
2022	1,156.1	41.3	4.1	1,201.5
2023	814.0	39.2	0.7	853.9
2024	495.1	36.9	—	532.0
2025	290.0	34.5	—	324.5
Thereafter	279.9	240.6	—	520.5
	$4,140.8	$424.7	$11.4	$4,576.9

(1)	Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)	Minimum future interest income includes direct financing leases currently in effect.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

4.	Revenue (continued):

As at March 31, 2021, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing(1)(2)	Mobile Power Generation	Total committed revenue
Remainder of 2021	$1,006.8	$137.7	$1,144.5
2022	1,112.8	88.7	1,201.5
2023	815.8	38.1	853.9
2024	532.0	—	532.0
2025	324.5	—	324.5
Thereafter	520.4	—	520.4
	$4,312.3	$264.5	$4,576.8

(1)	Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)	Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.

The Company’s revenue during the periods was derived from the following customers:
	Three months ended March 31,
	2021	2020
COSCO	$106.8	$104.7
Yang Ming Marine	63.4	62.8
ONE	64.3	47.5
Other	138.1	93.4
	$372.6	$308.4

5.	Related party transactions:

As at March 31, 2021, Fairfax held approximately 40.4% of the Company’s issued and outstanding common shares and has designated two members to the Company’s board of directors.

For the three months ended March 31, 2021, 173,819 common shares were issued to Fairfax out of Holdback Shares. Interest expense related to notes outstanding with Fairfax, including the 5.5% senior notes due 2025 (the “2025 Notes”), the 5.5% senior notes due 2026 (the “2026 Notes”) and the 5.5% senior notes due 2027 (the “2027 Fairfax Notes”, together the “Fairfax Notes”), excluding amortization of the debt discount, was $8,250,000 (2020 – $7,393,000). For the three months ended March 31, 2021, amortization of debt discount related to the Fairfax Notes was $5,494,000 (2020 – $4,836,000).

6.	Net investment in lease:
	March 31, 2021	December 31, 2020
Undiscounted lease receivable	$941.6	$773.2
Unearned interest income	(427.5)	(343.9)
Net investment in lease	$514.1	$429.3

	March 31, 2021	December 31, 2020
Lease receivables	$507.6	$429.3
Unguaranteed residual value	6.5	-
Net investment in lease	514.1	429.3
Current portion of net investment in lease	(12.5)	(10.7)
Net investment in lease	$501.6	$418.6

In February 2021, the Company commenced a fixed rate bareboat charter with a term of 18 years on a recently acquired 12000 TEU vessel, which has been classified as a sales-type lease. No gain or loss was recognized on commencement date.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

6.	Net investment in lease (continued):

At March 31, 2021, the undiscounted minimum cash flows related to lease receivable from finance leases are as follows:

Remainder of 2021	$39.8
2022	52.9
2023	52.9
2024	53.0
2025	52.9
Thereafter	690.1
$941.6

7.	Property, plant and equipment:
		Accumulated	Net book
March 31, 2021	Cost	depreciation	value
Vessels	$9,065.1	$(2,638.7)	$6,426.4
Equipment and other	529.5	(142.5)	387.0
Property, plant and equipment	$9,594.6	$(2,781.2)	$6,813.4

		Accumulated	Net book
December 31, 2020	Cost	depreciation	value
Vessels	$9,148.9	$(2,571.3)	$6,577.6
Equipment and other	543.1	(146.0)	397.1
Property, plant and equipment	$9,692.0	$(2,717.3)	$6,974.7

Upon commencement of a fixed rate bareboat charter in February 2021, $88,060,575 was reclassified to net investment in lease from property, plant and equipment (note 6).

During the three months ended March 31, 2021, depreciation and amortization expense relating to property, plant and equipment was $80,006,000 (2020 – $66,101,000).

8.	Right-of-use assets:
March 31, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(257.8)	$803.1
Other operating leases	13.6	(6.2)	7.4
Right-of-use assets	$1,074.5	$(264.0)	$810.5

December 31, 2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(228.0)	$832.9
Other operating leases	13.6	(5.3)	8.3
Right-of-use assets	$1,074.5	$(233.3)	$841.2

During the three months ended March 31, 2021, change of right-of-use assets was $30,777,000 (2020 - $29,306,000).

9.	Other assets:
	March 31, 2021	December 31, 2020
Intangible assets (a)	$100.2	$104.8
Deferred dry-dock (b)	63.8	63.8
Restricted cash	38.2	38.2
Contingent consideration asset (c)	76.5	84.0
Vessels under construction (d)	222.0	42.0
Other	58.6	42.9
Other assets	$559.3	$375.7

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

9.	Other assets (continued):

(a)	Intangible assets:

March 31, 2021	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(63.0)	$66.9
Trademark	27.4	(1.5)	25.9
Other	11.8	(4.4)	7.4
	$169.1	$(68.9)	$100.2

December 31, 2020	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(58.6)	$71.3
Trademark	27.4	(1.1)	26.3
Other	11.5	(4.3)	7.2
	$168.8	$(64.0)	$104.8

During the three months ended March 31, 2021, the Company recorded $4,999,000 of amortization related to intangible assets (2020 – $5,070,000).

Future amortization of intangible assets is as follows:

Remainder of 2021	$14.2
2022	18.2
2023	14.5
2024	11.8
2025	8.3
Thereafter	33.2
$100.2
(b)	Deferred dry-dock:

During the three months ended March 31, 2021, changes in deferred dry-dock were as follows:

December 31, 2020	$63.8
Costs incurred	$6.1
Amortization expensed (1)	$(6.1)
March 31, 2021	$63.8
(1)	Amortization of dry-docking costs is included in depreciation and amortization

(c)	Contingent consideration asset:

As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the Sellers for certain losses that may be incurred on future cash repatriation from a foreign jurisdiction until the earlier of (1) reaching the maximum cash flows subject to compensation, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses and (4) April 30, 2022. The amount of compensation depends on the Company’s ability to generate cash flows on specific contracts in the foreign jurisdiction and the magnitude of losses incurred on repatriation. The maximum amount of cash flows subject to compensation is $110,000,000. In February 2021, Fairfax further agreed, subject to definitive documentation, to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items calculated as the difference between the proceeds on sale or disposal and the book value of the respective assets at February 28, 2020, prior to the acquisition. The maximum aggregate loss subject to compensation is $64,000,000. The definitive documentation was executed on April 30, 2021 (note 20).

Contingent consideration asset, December 31, 2020	$90.9
Change in fair value	(1.1)
Compensation received	(6.9)
Contingent consideration asset	82.9
Current portion included in prepaid expenses and other	(6.4)
Contingent consideration asset, March 31, 2021	$76.5

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

9.	Other assets (continued):

(d)	Vessels under construction:

During the period ended March 31, 2021, the Company made prepayments on 37 vessels under construction (note 18b).

10.	Long-term debt:
	March 31, 2021	December 31, 2020
Long-term debt:
Revolving credit facilities (a) (c)	$489.1	$772.1
Term loan credit facilities (b) (c)	2,286.3	2,094.7
Senior unsecured notes	80.0	80.0
Fairfax Notes	600.0	600.0
Exchangeable Notes	201.3	201.3
NOK Bonds (d)	200.0	-
	3,856.7	3,748.1
Fair value adjustment on term loan credit facilities	(0.1)	(0.1)
Debt discount on Fairfax Notes	(125.4)	(130.9)
Debt discount on Exchangeable Notes	(5.9)	(6.1)
Deferred financing fees	(45.0)	(44.9)
Long-term debt	3,680.3	3,566.1
Current portion of long-term debt	(345.7)	(332.1)
Long-term debt	$3,334.6	$3,234.0

(a)	Revolving credit facilities:

As at March 31, 2021, the Company had five revolving credit facilities available (December 31, 2020 – five revolving credit facilities) which provided for aggregate borrowings of up to $989,119,000 (December 31, 2020 – $989,119,000), of which $500,000,000 (December 31, 2020 - $217,000,000) was undrawn.

As at March 31, 2021, the three month and six month average LIBOR on the Company’s revolving credit facilities was 0.2% and 0.3%, respectively (December 31, 2020 – one month average LIBOR of 0.2%, three months average LIBOR of 0.2% and six months average LIBOR of 0.3%) and the margins ranged between 0.5% and 2.25% as at March 31, 2021 (December 31, 2020 – 0.5% and 2.25%). The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 0.8% as at March 31, 2021 (December 31, 2020 – 1.4%). Interest payments are made monthly, quarterly and semi-annually.

The following is a schedule of future minimum repayments under the Company’s revolving facilities as of March 31, 2021:

Remainder of 2021	$50.7
2022	380.2
2023	58.2
2024	-
2025	-
Thereafter	-
$489.1
(b)	Term loan credit facilities:

As at March 31, 2021, the Company had $2,286,347,000 (December 31, 2020 - $2,344,730,000) of term loan credit facilities available, of which nil (December 31, 2020 - $250,000,000) was undrawn. Three of the term loan credit facilities have a revolving loan component, all of which have been included in the revolving credit facilities above.

For all of the Company’s term loan credit facilities, except for one, interest is calculated based on three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 0.2% and 0.2%, respectively (December 31, 2020 – 0.2% and 0.3%) and the margins ranged between 0.4% and 4.3% as at March 31, 2021 (December 31, 2020 – 0.4% and 4.3%).

For one of our term loan credit facilities with a total principal amount outstanding of $36,777,000 (December 31, 2020 - $39,970,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 2.6% as at March 31, 2021 (December 31, 2020 – 2.7%) for the Company’s term loan credit facilities. One of the Company’s term loan credit facilities bears interest at a fixed rate of 7.7%. Interest payments are made in monthly, quarterly or semi-annual payments.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.	Long-term debt (continued):

(b)	Term loan credit facilities (continued):

The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of March 31, 2021:

Remainder of 2021	$242.6
2022	207.9
2023	384.5
2024	897.2
2025	242.7
Thereafter	311.4
$2,286.3

(c)	Credit facilities – other:

As at March 31, 2021, the Company’s credit facilities were secured by first-priority mortgages granted on most of its power generation assets and 70 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:

•A first priority mortgage on collateral assets;

•An assignment of the Company’s lease agreements and earnings related to the related collateral assets;

•An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;

•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;

•A pledge over shares of various subsidiaries; and

•A pledge over the related retention accounts.

As at March 31, 2021, $1,520,460,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities was secured by a portfolio of 48 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to March 6, 2023 with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a specified grace period). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at March 31, 2021.

(d)	NOK Bonds:

In February 2021, the Company issued $200,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (“NOK Bonds”). The bonds will mature in February 2024 and bear interest at 6.5% per annum. The bonds will be redeemed at 100.5% of the initial principal if certain sustainability performance targets are not met during the term.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

11.      Operating lease liabilities:

	March 31, 2021	December 31, 2020
Operating lease commitments	$889.9	$927.0
Impact of discounting	(131.8)	(141.5)
Impact of changes in variable rates	41.5	44.7
Operating lease liabilities	799.6	830.2
Current portion of operating lease liabilities	(159.1)	(160.9)
Operating lease liabilities	$640.5	$669.3

Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Three months ended March 31, 2021
	2021	2020
Lease costs:
Operating lease costs	$40.9	$40.0
Variable lease adjustments	(3.8)	(1.5)

Other information:
Operating cash outflow used for operating leases	35.5	38.0
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	6 years	7 years

12.	Other financing arrangements:

	March 31, 2021	December 31, 2020
Other financing arrangements	$879.1	$879.5
Deferred financing fees	(13.6)	(13.7)
Other financing arrangements	865.5	865.8
Current portion of other financing arrangements	(64.8)	(64.1)
Other financing arrangements	$800.7	$801.7

In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11000 TEU vessel.

Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2021	$49.0
2022	65.3
2023	65.3
2024	65.3
2025	58.1
Thereafter	576.1
$879.1

13.	Other liabilities:
	March 31, 2021	December 31, 2020
Asset retirement obligations(a)	$43.0	$42.3
Other	20.3	23.4
Other long-term liabilities	63.3	65.7
Current portion of other long-term liabilities	(21.6)	(24.8)
Other long-term liabilities	$41.7	$40.9

(a)	Asset retirement obligations:

Asset retirement obligations, December 31, 2020	$42.3
Liabilities incurred	0.7
Asset retirement obligations, March 31, 2021	$43.0

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

14.	Income tax:

The effective tax rate for the first quarter of 2021 was 6.4% (2020 – 3.5%). The tax rate was significantly lower than the United Kingdom statutory rate of 19% primarily due to international shipping reciprocal exemptions.

15.	Preferred shares and share capital:
(a)	Common shares:

Pursuant to the APR Energy acquisition agreement, Holdback Shares are issuable to the Sellers at a future date, subject to settlement of potential future events. As of March 31, 2021, 6,322,026 common shares are issuable as Holdback Shares, including 727,351 shares held in treasury.

During the three months ended March 31, 2021, 173,819 shares were released from holdback and issued to the Sellers.

(b)	Preferred shares:

As at March 31, 2021, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	March 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after(1)	2021	2020
D	20,000,000	5,093,728	7.95%	January 30, 2018	127.3	127.3
E	15,000,000	5,415,937	8.25%	February 13, 2019	135.4	135.4
G	15,000,000	7,800,800	8.20%	June 16, 2021	195.0	195.0
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023	150.0	150.0

(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

The preferred shares are subject to certain financial covenants. The Company was in compliance with these covenants on March 31, 2021.

(c)	Restricted shares:

During the three months ended March 31, 2021, the Company granted an aggregate 71,904 restricted shares to its board of directors, of which 11,984 restricted shares were forfeited.

(d)	Restricted stock units:

During the three months ended March 31, 2021, the Company granted 264,598 restricted stock units to certain members of senior management.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

16.	Earnings per share (“EPS”):
	Three months ended March 31, 2021				Three months ended March 31, 2020
	Earnings (numerator)	Shares (denominator)		Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	97.6				51.9
Less preferred share dividends:
Series D	(2.5)				(2.5)
Series E	(2.8)				(2.8)
Series G	(4.0)				(4.0)
Series H	(4.5)				(4.5)
Series I	(3.0)				(3.0)
Basic EPS:
Earnings attributable to common shareholders	$80.8	246,033,000		$0.33	$35.1	227,145,000	$0.15
Effect of dilutive securities:
Share-based compensation	—	2,030,000			—	328,000
Fairfax warrants	—	9,284,000			—	6,755,000
Holdback Shares	—	6,322,000			—	2,185,000
Diluted EPS(1):
Earnings attributable to common shareholders	$80.8	263,669,000	$	$ 0.31	$35.1	236,413,000	$0.15

(1)	The Exchangeable Notes and certain share-based compensation are not included in the computation of diluted EPS when their effects are anti-dilutive.

17.	Supplemental cash flow information:
	Three months ended March 31,
	2021	2020
Interest paid	$32.6	$42.0
Interest received	0.5	1.9
Undrawn credit facility fee paid	0.4	0.3
Income taxes paid	2.0	2.3
Non-cash investing and financing transactions:
Dividend reinvestment	0.1	0.1
Commencement of sales-type lease	88.1	57.0
APR Energy loans settled in shares	—	8.3
Common shares issued on APR Energy acquisition	—	316.8
Holdback Shares reserved on APR Energy acquisition	—	70.6
Purchase price adjustment related to APR Energy acquisition	—	52.5
Reclassification on lease modification	—	377.4
Contingent consideration asset related to APR Energy acquisition	—	41.5
Interest capitalized on vessels under construction	0.8	—
Changes in operating assets and liabilities
Accounts receivable	(6.1)	(25.1)
Inventories	(0.4)	(0.9)
Prepaids expenses and other	(8.1)	(3.9)
Net investment in lease	3.2	5.1
Accounts payable and accrued liabilities	(13.5)	10.0
Settlement of decommissioning provisions	(0.4)	(0.2)
Deferred revenue	(0.2)	(3.4)
Income tax payable	5.1	(0.5)
Major maintenance	(5.6)	(11.8)
Other liabilities	(0.1)	(0.6)
Operating lease liabilities	(30.0)	(28.7)
Derivative instruments	6.8	4.0
Contingent consideration asset	6.0	—

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

17.	Supplemental cash flow information (continued):

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	March 31,
	2021	2020
Cash and cash equivalents	$337.5	$213.7
Restricted cash included in prepaid expenses and other	—	9.9
Restricted cash included in other assets (note 9)	38.2	48.9
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$375.7	$272.5

18.      Commitments and contingencies:

(a)	Operating leases:

As of March 31, 2021, the commitment under operating leases for vessels is $881,085,000 for the remainder of 2021 to 2029, and for other leases is $8,852,000 for the remainder of 2021 to 2024. Total commitments under these leases are as follows:

Remainder of 2021	$110.4
2022	142.9
2023	144.6
2024	147.8
2025	125.6
Thereafter	218.6
$889.9

For operating leases indexed to three month LIBOR, commitments under these leases are calculated using the LIBOR in place as at March 31, 2021.

(b)	Vessel commitment:

As of March 31, 2021, the Company has five 12200 TEU, two 24000 TEU, four 12000 TEU, twenty 15000 TEU, and six 15500 TEU vessels under construction, at an aggregate cost of $4,321,411,000, payable in installments.

As of March 31, 2021, $221,200,000 was paid in respect of initial installments. The Company has outstanding commitments for the remaining installment payments as follows:

Remainder of 2021	$589.8
2022	957.1
2023	2,231.4
2024	321.9
Total	$4,100.2

On February 26, 2021, the Company entered into agreements to acquire two 15000 TEU secondhand containerships for an aggregate purchase price of $254,000,000. As of March 31, 2021, $12,700,000 has been paid, with the remaining balance of $241,300,000 due on delivery, expected in the second quarter of 2021.

On March 30, 2021, the Company entered into agreements to acquire two 8500 TEU secondhand containerships for an aggregate purchase price of $104,500,000, which is due on delivery, expected in the second quarter of 2021.

(c)	Letter of credit:

As at March 31, 2021, the Company had $11,681,000 in letters of credit outstanding in support of its mobile power generation business, all of which are unused.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

19.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of March 31, 2021, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees was $2,730,997,000 (December 31, 2020 - $2,827,984,000) and the carrying value was $2,775,398,000 (December 31, 2020 - $2,866,850,000). As of March 31, 2021, the fair value of the Company’s operating lease liabilities was $797,534,000 (December 31, 2020 - $828,111,000) and the carrying value was $799,648,000 (December 31, 2020 - $830,200,000). As of March 31, 2021, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $879,246,000 (December 31, 2020 - $891,710,000) and the carrying value was $879,068,000 (December 31, 2020 - $879,468,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of March 31, 2021, the fair value of the Company’s senior unsecured notes was $87,887,000 (December 31, 2020 – $89,207,000) and the carrying value was $80,000,000 (December 31, 2020 – $80,000,000). The aggregate fair value of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes was $632,667,000 (December 31, 2020 – $640,058,000) and the aggregate carrying value was $600,000,000 (December 31, 2020 - $600,000,000) or $474,563,000 (December 31, 2020 – $469,100,000), net of discount. The fair value of the Company’s Exchangeable Notes was $195,650,000 (December 31, 2020 - $195,232,000) and the carrying value was $201,250,000 (December 31, 2020 - $201,250,000) or $195,318,000 (December 31, 2020 - $195,000,000), net of debt discount. The fair value of the Company’s NOK Bonds was $206,090,000 and the carrying value was $200,000,000. The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.

Under the Fairfax Notes, each holder has the right to call for early redemption of the Fairfax Notes by the Company on each respective anniversary date of issuance (the “Annual Put Right”). The Annual Put Right in the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include an estimate of the risk-free yield curve, interest volatility and a company-specific credit risk. The fair values derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy. The Annual Put Right in the 2027 Fairfax Notes, issued at par value, is not considered an embedded derivative.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate is derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

As part of the acquisition of APR Energy, the Company obtained a contingent consideration asset related to compensation the Company will receive from the Sellers on losses that may be generated from cash repatriation from a foreign jurisdiction. The fair value of the contingent consideration asset is calculated as the present value of expected future compensable losses from conversion of cash from foreign currency to US dollars, derived from the discount expected to be realized on repatriation of cash from the foreign jurisdiction over a specified period of time, which is a significant unobservable input. As such, the Company categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy. The discount expected to be realized on future repatriation of cash as of March 31, 2021 is 40%. An increase of 5% on the discount would result in an increase in the fair value of approximately $2,686,000. A decrease of 5% on the discount would result in a decrease in the fair value of approximately $2,681,000.

As part of the acquisition of APR Energy, the Company also obtained, a contingent consideration asset related to compensation the Company expects to receive from Fairfax on losses realized on future sale or disposal of certain property, plant and equipment and inventory items. The fair value of the contingent consideration asset is determined based on the present value of expected future compensation, calculated as the difference between the book value of the respective assets at acquisition and the realizable value of the asset obtained from market quotes, which is a significant unobservable input. As such, the Company categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy.

Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

19.	Financial instruments (continued):
(b)	Interest rate swap derivatives:

As of March 31, 2021, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2021	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$302.3	$302.3	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	98.0	98.0	January 21, 2021	October 14, 2026
0.6600%	98.0	98.0	February 4, 2021	October 14, 2026
5.6000%	93.6	93.6	June 23, 2010	December 23, 2021	(2)
1.4900%	28.8	28.8	February 4, 2020	December 30, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $26,292,000 would be settled in cash in the next 12 months on interest rate swaps maturing after March 31, 2021. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Financial instruments measured at fair value:

The following provides information about the Company’s financial instruments measured at fair value:

	March 31, 2021	December 31, 2020
Contingent consideration asset	$82.9	$90.9
Fair value of derivative assets
Interest rate swaps	3.1	—
Fair value of derivative liabilities
Interest rate swaps	49.9	63.0
Derivative put instrument	0.7	—

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2021	2020
Earnings (loss) on recognized in net earnings:
Gain (loss) on interest rate swaps	$9.4	$(25.6)
Gain (loss) on derivative put instrument	(0.7)	0.8
Gain (loss) on contingent consideration asset	(1.1)	3.3
Loss reclassified from AOCL to net earnings(1)
Interest expense	—	(0.1)
Depreciation and amortization	(0.3)	(0.2)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,019,000.

ATLAS CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

20.	Subsequent events:

(a)

On April 5, 2021, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16,763,000. This was paid on April 30, 2021.

(b)	On April 5, 2021, the Company declared a quarterly dividend of $0.125 per common share to all shareholders of record as of April 20, 2021. This was paid on April 30, 2021.

(c)	On April 28, 2021, the Company accepted delivery of one 8500 TEU secondhand vessel and its attached charter agreement.

(d)	On April 29, 2021, the Company issued $300,000,000 in senior unsecured sustainability-linked bonds in the Nordic bond market. The bonds mature in April 2026 and bear interest at 6.5% per annum.

(e)

On April 30, 2021, the Company executed definitive documents for a third amendment to the APR Acquisition Agreement to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items.  Concurrently, pursuant to the third amendment, the Company issued to Fairfax and certain of its affiliates warrants to purchase 5,000,000 common shares at an exercise price of $13.00 per share.

(f)

In April 2021, the Company entered into $478,000,000 in sale-leaseback financing arrangements related to three operating and three newbuild containership vessels, subject to satisfaction of customary closing conditions. $76,000,000 of funding for one of the operating vessels was received on April 30, 2021.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2020. The Annual Report was filed with the U.S. Securities and Exchange Commission on March 19, 2021. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Overview

General

We are Atlas Corp., a global asset manager and the parent company of Seaspan Corporation (“Seaspan”) and APR Energy Ltd (together with Apple Bidco Limited, “APR Energy”).

Atlas was incorporated in the Republic of the Marshall Islands in October 2019 and is the successor public company of Seaspan, pursuant to a corporate re-organization.  Atlas is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries.

Segment Reporting

For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and power generation. The Company’s containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate, time charters with major container liner companies.  The Company’s power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including aero-derivative gas turbines and other equipment, and provides power solutions to customers, through various contracts.

Containership leasing

Through Seaspan, we are a leading independent charter owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 31, 2021, we operated a fleet of 127 vessels that have an average age of approximately eight years, on a TEU weighted basis.

Customers for our operating fleet as at March 31, 2021 are as follows:

Customer for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	15	126,700
COSCO	37	267,500
Hapag-Lloyd	13	109,250
Maersk	13	69,500
MSC	6	67,000
ONE	25	204,750
Yang Ming Marine	16	220,000
ZIM	2	8,500

Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding Seaspan’s fleet as of March 31, 2021:

Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)(8)	Average Remaining Charter Period (Years)(1)(8)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(6)	Total Ownership Days(7)
2500-3500	14	6	12.8	1.8	14.1	28	1,261
4250-5100(2)	33	18	13.8	2.0	16.9	55	2,970
8500-9600(3)	16	2	11.2	2.8	35.9	–	1,439
10000-11000(4)	33	3	5.5	4.6	31.6	–	2,970
12000-13100(5)	16	–	7.2	4.4	45.8	5	1,440
14000+	15	2	5.3	4.7	48.3	–	1,350
Total/Average	127	31	7.9	3.9	29.1	88	11,430

(1)Excludes options to extend charter.

(2)Includes 1 vessel on bareboat charter until March 29, 2021.

(3)Includes 3 vessels on bareboat charter.

(4)Includes 8 vessels on bareboat charter.

(5)Includes 1 vessel on bareboat charter.

(6)	Days Off-Hire includes scheduled and unscheduled days related to vessels being off-charter during the quarter ended March 31, 2021.
(7)	Total Ownership Days for the quarter ended March 31, 2021 includes time charters and bareboat charters and excludes days prior to the initial charter hire date.

(8)Averages shown are weighted by TEU

Power Generation

Through APR Energy, we also operate a fleet of power generation assets, providing power generation to customers including large corporations and public and private utilities.  Our mobile, turnkey power plants are deployed in cities, countries, and industries around the world in both developed and developing markets. As of March 31, 2021, we operated a fleet of 30 aero-derivative gas turbines and 439 diesel generators.  The average age of our turbines is approximately eight years and the average age of our diesel generators is approximately eleven years.

Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovated technologies and offerings to generate customer value. Our revenues are primarily derived through power generation and our turnkey services include plant design, fast-tracked installation of generating equipment and balance of plant, plant operation, and around-the-clock service and maintenance.

We use the term “megawatts”, or MW, in describing the capacity of our power generation equipment.

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Contract Term (Years)(1)
Mobile Power Fleet	1,360	971	$264.5	1.8

(1)	Average remaining contract term excludes extensions; weighted by MW installed

Significant Developments During the Quarter Ended March 31, 2021

NOK Bond Offering

In February 2021, Seaspan issued $200.0 million of senior unsecured sustainability-linked bonds in the Nordic bond market. The bonds will mature in February 2024 and bear interest at 6.5% per annum. Seaspan is required to list the bonds on the Oslo Stock Exchange within six months of issuance.

Additional Financings

In January 2021, the Company made a payment of $69.2 million to early terminate a sale-leaseback financing arrangement secured by a 11000 TEU vessel.  In March 2021, the Company entered into a new sale-leaseback financing arrangement for $83.7 million, secured by the same 11000 TEU vessel.

Secondhand Vessel Acquisitions

In February 2021, the Company entered into agreements to acquire two 15000 TEU scrubber-fitted containerships for an aggregate purchase price of $254.0 million. The vessels and the attached charters are expected to be delivered in the second quarter of 2021.

In March 2021, the Company entered into agreements to acquire two 8500 TEU scrubber-fitted containerships for an aggregate purchase price of $104.5 million. The vessels and the attached charters are expected to be delivered in the second quarter of 2021.

Shipbuilding Contracts for Newbuild Containerships

During the quarter ended March 31, 2021, Seaspan entered into shipbuilding contracts for 32 newbuild containerships that are summarized below.

	Newbuilds	Total TEU	Month Acquired
24000 TEU	2	48,000	February 2021
15000 TEU LNG (1)	10	150,000	February 2021
12000 TEU	4	48,000	February 2021
15000 TEU (2)	4	60,000	February 2021
15000 TEU	6	90,000	March 2021
15500 TEU	6	93,000	March 2021
Total	32	489,000
(1)

Seaspan entered into shipbuilding contracts for the purchase of ten 15000 TEU dual-fuel liquefied natural gas (“LNG”) containership newbuilds, including five firm purchases and an option for five additional vessels. In March 2021, Seaspan exercised the option for the five additional vessels.

(2)	Does not include an option for four additional 15000 TEU vessels that has not yet been exercised by Seaspan.

These vessels will commence long-term charters with leading global liner companies, some of which are subject to vessel purchase options or obligations at the conclusion of their respective charters.

Joint Venture Agreement with Zhejiang Energy Group

In March 2021, the Company announced that it has entered into a joint venture agreement with Zhejiang Energy Group (“ZE”). The Company and ZE executed a shareholders’ agreement and intend to form the JV, subject to receipt of all necessary approvals, including regulatory approvals.

Recent Changes to Directors and Senior Management

In January 2021, Graham Talbot was appointed Chief Financial Officer of Atlas and Seaspan.

In February 2021, Alistair Buchanan resigned as a director of Atlas.

In March 2021, Phillip Lord was appointed Chief Financial Officer of APR Energy.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus has caused substantial disruptions in the global economy and the shipping and energy industries, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain, although expected to continue for the near future as the success and timing of COVID-19 vaccination programs and containment strategies are also uncertain. Negative impacts of COVID-19 are expected to reverberate beyond the duration of the pandemic itself.

Notwithstanding the foregoing, the container shipping industry has already begun to reverse some of the negative impacts from COVID-19 experienced in the first half of 2020, during which period the industry saw decreased container trade and therefore decreased charter rates. Container trade and charter rates have significantly improved in the latter half of the year and continued to do so in 2021. We believe future significant downside risk to Seaspan’s business is mitigated by our longstanding business relationships and the long-term contracts securing the majority of our fleet.

For Seaspan, the costs of operations have increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. Accordingly, we have made logistical changes and worked with vendors to ensure continued access to equipment and supplies and mitigate costs. We have also intentionally delayed or altered plans for repairs and vessel projects where practicable. For our crew, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard. In addition, although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, we are conducting crew changes at ports where transfers are permitted. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes.

In contrast to the container shipping industry, COVID-19 continues to impact demand in the energy sector and has accelerated increased demand for renewable energy sources. APR Energy continues to be challenged by the effective shutdown of government institutions in some jurisdictions, which impacted procurement processes for certain prospective projects. Nevertheless, APR Energy was able to secure contracts in the emergency and peaking power markets in which it operates and where the decline in energy demand was less visible. To mitigate the continued impact of COVID-19 on the energy sector, APR Energy focuses on developing existing customer relationships to ensure it is able to extend and expand current contractual relationships wherever possible. As at March 31, 2021, APR Energy has 11 turbines and a number of diesel power modules off contract, together representing 388 megawatt capacity and 29% of the overall fleet capacity. There can be no assurance that we will be able to secure employment for our idle turbines or buyers for the diesel power modules in the near term.

Most of our office staff continue to work remotely. We have instituted enhanced safety protocols including suspending all nonessential travel, mandatory self-isolation of personnel returning from travel and substitution of physical meetings with virtual meetings. To the extent employees have returned to our physical offices, the return to office is being done on a gradual basis to ensure social distancing can be maintained and additional protective measures have been implemented, such as protective barriers in high traffic areas and use of personal protective equipment. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates.

We continuously monitor the developing situation, as well as our customers’ response thereto, and make all necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to our company.

Subsequent Events

Dividends

On April 5, 2021, our Board of Directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $47.5 million paid on April 30, 2021.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Common shares	ATCO	$0.125	January 1, - March 31, 2021	4/20/2021	4/30/2021
Series D preferred shares	ATCO-PD	$0.496875	January 30, - April 29, 2021	4/29/2021	4/30/2021
Series E preferred shares	ATCO-PE	$0.515625	January 30, - April 29, 2021	4/29/2021	4/30/2021
Series G preferred shares	ATCO-PG	$0.5125	January 30, - April 29, 2021	4/29/2021	4/30/2021
Series H preferred shares	ATCO-PH	$0.492188	January 30, - April 29, 2021	4/29/2021	4/30/2021
Series I preferred shares	ATCO-PI	$0.50	January 30, - April 29, 2021	4/29/2021	4/30/2021

Additional Financings

In April 2021, Seaspan issued $300.0 million of senior unsecured sustainability-linked bonds in the Nordic bond market. The bonds will mature in April 2026 and bear interest at 6.5% per annum. Seaspan is required to list the bonds on the Oslo Stock Exchange within six months of issuance.

In April 2021, Seaspan entered into $478.0 million in sale-leaseback financing arrangements related to three operating and three newbuild containership vessels, subject to satisfaction of customary closing conditions. $76.0 million of funding for one of the operating vessels was received on April 30, 2021.

7.125% Notes Exchange Offer

In April 2021, Atlas commenced an offer to exchange up to $80.0 million aggregate principal amount of 7.125% notes due 2027, which have been registered under the Securities Act of 1933, as amended, for any and all outstanding $80.0 million aggregate principal amount of 7.125% notes due 2027 of Seaspan.  The Seaspan notes were originally issued in October 2017 and are unregistered and unlisted.  The Atlas notes are expected to be listed on the NASDAQ.

Vessel delivery

In April 2021, Seaspan accepted delivery of one 8500 TEU secondhand vessel and its attached charter agreement.

Amendment of APR Acquisition Agreement and Issuance of Warrants to Fairfax

In April 2021, we executed definitive documents for a third amendment to the APR Acquisition Agreement to compensate us for future losses realized on sale or disposal of certain property, plant and equipment and inventory items.  Concurrently, pursuant to the third amendment, we issued to Fairfax and certain of its affiliates warrants to purchase 5,000,000 common shares at an exercise price of $13.00 per share.

New Contracts in Mexico and California

In April 2021, APR entered into contracts to provide 330MW utilizing 10 aero-derivative gas turbines to provide peaking power in Mexicali, Mexico.  APR also entered into contracts for three aero-derivative gas turbines in California.

Quarter Ended March 31, 2021 Compared with Quarter Ended March 31, 2020

The following tables summarize Atlas’ consolidated financial results, as well as the segmental financial results, for the quarter ended March 31, 2021 and 2020.

Our consolidated financial results for the quarter ended March 31, 2021 are summarized below:

Consolidated Financial Summary (in millions of US dollars, except earnings per share amount)	Quarter Ended March 31,
	2021	2020(1)
Revenue	$372.6	$308.4
Operating expense	76.2	59.8
Depreciation and amortization expense	87.3	72.2
General and administrative expense	23.0	10.4
Operating lease expense	36.1	38.5
Operating earnings	150.0	127.5
Interest expense	46.8	49.5
Net earnings	97.6	51.9
Net earnings attributable to common shareholders	80.8	35.1
Earnings per share, diluted	0.31	0.15
Cash from operating activities	180.8	130.7
(1)	The results of APR Energy are included from February 29, 2020, after its acquisition. Prior to that, our results were attributable to containership leasing only.

Segmental Financial Summary (in millions of US dollars)	Quarter Ended March 31, 2021
	Containership Leasing	Mobile Power Generation	Elimination and Other(1)	Total
Revenue	331.6	41.0	-	372.6
Operating expense	68.2	8.0	-	76.2
Depreciation and amortization expense	75.2	12.1	-	87.3
General and administrative expense	11.7	10.5	0.8	23.0
Operating leases	35.4	0.7	-	36.1
Interest expense	42.7	5.1	(1.0)	46.8
Interest income	(0.1)	(0.4)	-	(0.5)
Income tax expense	0.1	6.6	-	6.7
(2)	Elimination and Other includes amounts relating to gain/loss on contingent consideration asset, elimination of intercompany transactions and unallocated amounts.

Segmental Financial Summary (in millions of US dollars)	Quarter Ended March 31, 2020
	Containership Leasing	Mobile Power Generation(1)	Elimination and Other(2)	Total
Revenue	292.5	15.9	-	308.4
Operating expense	56.8	3.0	-	59.8
Depreciation and amortization expense	66.6	5.6	-	72.2
General and administrative expense	8.5	3.8	(1.9)	10.4
Operating lease	38.1	0.4	-	38.5
Interest expense	47.9	2.3	(0.7)	49.5
Interest income	(0.9)	(0.5)	-	(1.4)
Income tax expense	0.4	1.5	-	1.9
(1)	The results of APR Energy are included from February 29, 2020, after its acquisition. Prior to that our results were attributable to containership leasing only.
(2)	Elimination and Other includes amounts relating to gain/loss on contingent consideration asset, elimination of intercompany transactions and unallocated amounts.

Operating Results - Containership Leasing Segment

Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.

Total Ownership Days increased by 715 days for the quarter ended March 31, 2021, compared with the same period in 2020. The increase for quarter ended March 31, 2021 was primarily due to the delivery of the nine vessels after March 2020, which contributed 810 days and was partially offset by 1 less day in February 2021 compared to February 2020, due to the leap year.

Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for the quarter ended March 31, 2021, and its comparative quarters:

	2019			2020				2021
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Vessel Utilization:
Time Charter Ownership Days(1)	9,737	9,844	9,791	9,646	10,047	10,284	10,520	10,318
Bareboat Ownership Days(1)	455	460	523	1,069	1,092	1,104	1,104	1,112
Total Ownership Days	10,192	10,304	10,314	10,715	11,139	11,388	11,624	11,430
Less Off-Hire Days:
Scheduled Dry-Docking	(54)	(36)	(59)	(131)	(195)	(89)	(20)	(63)
Unscheduled Off-Hire(2)	(71)	(3)	(36)	(90)	(90)	(68)	(29)	(25)
Ownership Days On-Hire	10,067	10,265	10,219	10,494	10,854	11,231	11,575	11,342
Vessel Utilization	98.8%	99.6%	99.1%	97.9%	97.4%	98.6%	99.6%	99.2%

(1)	Ownership Days for time charters and bareboat charters exclude days prior to the initial charter hire date.
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization increased for the quarter ended March 31, 2021, compared with the same period in 2020. The increase was primarily due to a decrease in the number of Scheduled Dry Docking and Unscheduled Off-Hire days.

Operating Results – Power Generation

Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of Average Megawatt Capacity is the increase or decrease in the number of power generating units in the power fleet. Average Megawatt On-

Hire is the amount of capacity that is under contract and available to the customer for use. Power Fleet Utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity.

The following table summarizes the Power Fleet Utilization, for the quarter ended March 31, 2021, and its comparative quarters:

	2019(1)			2020(1)				2021
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Power Fleet
Average Megawatt On-Hire(2)	1,180	1,300	1,075	934	966	1,131	866	866
Average Megawatt Capacity(3)	1,633	1,604	1,536	1,428	1,413	1,414	1,402	1,360
Power Fleet Utilization(4)	72.3%	81.0%	70.0%	65.4%	68.4%	80.0%	61.8%	63.7%

(1)	Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.
(2)	Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use post commercial operation date.
(3)	Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet.
(4)	Power fleet utilization in comparative periods has been adjusted to reflect average utilization during the quarter.

Power Fleet Utilization decreased for the quarter ended March 31, 2021, compared with the same period in 2020. The decrease was primarily due to timing of contract termination and mobilization.

Financial Results Summary

Revenue

Revenue increased by 20.8% to $372.6 million for the quarter ended March 31, 2021, compared with the same period in 2020. Revenue increase was driven primarily from nine vessels delivered after March 2020 and a full quarter contribution from APR Energy, compared to a partial quarter in 2020.

Operating Expense

Operating expense increased by 27.4% to $76.2 million for the quarter ended March 31, 2021, compared with the same period in 2020. The increase was primarily due to growth of the Seaspan operating fleet and a full quarter of operating expenses from APR Energy, compared to a partial quarter in 2020.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 20.9% to $87.3 million for the quarter ended March 31, 2021, compared with the same period in 2020. The increase was primarily due to a larger Seaspan operating fleet and a full quarter of depreciation and amortization expenses from APR Energy, compared to a partial quarter in 2020.

General and Administrative Expense

General and administrative expense increased by 121.2% to $23.0 million for the quarter ended March 31, 2021, compared with the same period in 2020. The increase was primarily due to a full quarter of general and administrative expenses from APR Energy, compared to a partial quarter in 2020.

Operating Lease Expense

Operating lease expense decreased by 6.2% to $36.1 million for the quarter ended March 31, 2021, compared with the same period in 2020. The decrease was primarily due to a decrease in LIBOR for the current period.

Interest Expense

The following table summarizes our borrowings:

(in millions of US dollars)	March 31,		Change
	2021	2020	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$489.1	$857.0	$(367.9)	(42.9)%
Term loan credit facilities	2,286.3	2,241.5	44.8	2.0%
7.125% senior unsecured notes due 2027	80.0	80.0	-	0.0%
Fairfax Notes	600.0	600.0	-	0.0%
Exchangeable Notes	201.3	-	201.3	100.0%
NOK Bonds	200.0	-	200.0	100.0%
Debt discount and fair value adjustment	(131.4)	(146.2)	14.8	10.1%
Other financing arrangements, excluding deferred financing fees	879.1	525.3	353.8	67.4%
Total borrowings	$4,604.4	$4,157.6	$446.8	10.7%

Interest expense decreased by $2.7 million to $46.8 million for the three months ended March 31, 2021, compared with the same period in 2020. The decrease is primarily due to a decrease in LIBOR in the current period, partially offset by the issuance of the NOK Bonds and Exchangeable Notes.

Gain on Derivative Instruments

The change in fair value of derivative instruments resulted in a gain of $8.7 million for the quarter ended March 31, 2021, compared to a loss of $24.8 million for the same quarter in 2020. The gain for this period was primarily due to an increase in the LIBOR forward curve and offset by the impact of swap settlements.

The fair value of our interest rate swaps and our Fairfax derivative put instruments are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $27.1 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $0.7 million.

The fair value of the Fairfax derivative put instruments at each reporting period is subject to changes in our company specific credit risk and the risk-free yield curve. In determining fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instrument, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our fair value instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Loss (gain) on Derivative Instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2020 Annual Report on Form 20-F for additional information.

Effects of Hyperinflation

APR Energy operates in Argentina, where repatriation of cash generated from operations is subject to the country’s historically unpredictable currency regulations, resulting in the creation of a two-tiered currency market. Under current currency controls, the amount of cash in pesos convertible to US dollars using the rate available at the central bank (the “Central Bank rate”) is limited. Thus, the remaining pesos are converted using the Blue-Chip swap market, at approximately a 37.0% discount to the Central Bank rate as at March 31, 2021.

Losses realized on repatriation is included in “Other Expenses” in our Interim Consolidated Statement of Operations when incurred.

To compensate us for losses being incurred by APR Energy on repatriation of Argentinian Pesos, the Sellers of APR Energy agreed to indemnify Atlas for repatriation losses incurred, until the earlier of (1) reaching the maximum cash flows subject to compensation, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses and (4) April 30, 2022. The maximum amount of cash flows subject to compensation is $110,000,000. This indemnity arrangement is included as a contingent consideration asset in “Other Assets” on our Interim Consolidated Balance Sheet, measured at fair value at the end of each reporting period with gains or losses reflected in the Interim Consolidated Statement of Operations.

The fair value of the contingent consideration asset is subject to fluctuations in the difference between the Central Bank rate and Blue-Chip swap market rate, as well as our estimate of the amount of cash we expect to repatriate. These factors are estimates and are expected to change through the life of the indemnity arrangement, causing the fair value to fluctuate significantly. Based on current expectations of cash repatriation, an increase of 5% in the discount on the Central Bank rate will result in an approximately $2.7 million increase in the fair value of the contingent consideration asset. As these factors may change, the fair value of the contingent consideration asset is an estimate and may deviate significantly from the actual cash settlements realized from the Sellers.

Liquidity and Capital Resources

Liquidity

As of March 31, 2021, we have total liquidity of $837.5 million, consisting of $337.5 million of cash and cash equivalents and $500.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction and secondhand vessels, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments, potential early redemption of our Fairfax Notes and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 10 “Long-term debt”, note 11 “Operating lease liabilities”, note 12 “Other financing arrangements” and note 15 “Preferred shares and share capital” in our Interim Consolidated Financial Statements for additional information.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.

The following table summarizes our liquidity as of March 31, 2021:

(in millions of US dollars)	March 31,
	2021	2020
Cash and cash equivalents	$337.5	$213.7
Undrawn Seaspan revolving credit facilities	450.0	160.0
Undrawn APR revolving credit facilities	50.0	20.0
Total liquidity	$837.5	$393.7

Our Credit Facilities

We primarily use our credit facilities to finance the acquisition of assets. As at March 31, 2021, our credit facilities are secured by first-priority mortgages granted on 70 of our vessels and substantially all of our power generation assets, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.

As of March 31, 2021, we had $2.8 billion outstanding under our revolving credit facilities and term loan credit facilities excluding deferred financing fees. In addition, there is $500.0 million available to be drawn under our revolving credit facilities.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 2.25% as of March 31, 2021.

Interest payments on our term loan credit facilities are based on LIBOR plus margins, which ranged between 0.4% and 4.3% as of March 31, 2021.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of March 31, 2021. One of our term loan credit facilities bears interest at a fixed rate of 7.7%.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to March 6, 2023 with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants at March 31, 2021.

Notes

As of March 31, 2021, we had $1.1 billion outstanding under our 7.125% senior unsecured notes due 2027, Exchangeable Notes, Fairfax Notes and NOK Bonds, excluding deferred financing fees and debt discount.

Our 2025 Notes, 2026 Notes and 2027 Fairfax Notes mature on February 14, 2025, January 15, 2026 and March 1, 2027, respectively. These notes bear interest at a fixed rate of 5.5% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in certain subsidiaries as collateral for these notes. At any time on or after February 14, 2023, January 15, 2024 and January 15, 2025, we may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes, respectively. The redemption price will equal 100.0% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In December 2020, Fairfax undertook not to exercise its right during 2021 to call for early redemption of the Fairfax Notes on their respective anniversary dates in 2022. Fairfax has previously undertaken not to exercise the put right during 2020, in respect of the anniversary dates in 2021.  With the undertaking, the Fairfax Notes are not puttable until their respective anniversary dates in 2023.

The indentures relating to the 2025 Notes and the 2026 Notes provide Fairfax with the right to designate (and Fairfax has so designated in the case of the Atlas board of directors) (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding. The indenture relating to the 2027 Fairfax Notes provides Fairfax with the right to designate (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding. Notwithstanding the foregoing, in no event shall the rights under the indentures governing the Fairfax Notes allow Fairfax to designate more than two members to the Atlas board of directors and one member to the Seaspan board of directors if the thresholds described in clause (i) of the preceding sentences is reached, or to designate more than one member to the Atlas board of directors if the thresholds described in clause (ii) of the preceding sentences is reached.

Our 7.125% senior unsecured notes due 2027 are callable at par plus accrued and unpaid interest, if any, any time. In the event of certain changes in withholding taxes, at our option, we may redeem our 7.125% senior unsecured notes due 2027 and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100.0% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any. For recent updates on the 7.125% senior unsecured notes due 2027, please read “Subsequent Events —7.125% Notes Exchange Offer”.

Our Exchangeable Notes are exchangeable at the holders’ option into an aggregate 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by us, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the Exchangeable Notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. We may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of Atlas shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest. In connection with the Exchangeable Notes, we entered into capped call transactions using $15.5 million in proceeds from the issuance of the Exchangeable Notes to reduce the potential dilution to Atlas shares and/or offset any cash payments that are required upon an exchange, up to a maximum share price.

In February 2021, we issued $200.0 million in NOK Bonds in the Nordic bond market. In April 2021, we issued a further $300.0 million in NOK Bonds. The NOK Bonds bear interest at 6.5% per annum and matures in February 2024 and April 2026, respectively. Upon maturity, 100.0% of the principal balance is due or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. Upon the occurrence of a Change in Control or a De-Listing event (as defined in the NOK Bonds), each holder of NOK Bonds will have the right to require us to purchase all or a portion of such holder’s NOK Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.

Operating Leases

As of March 31, 2021, we had 14 vessel operating lease arrangements. Under 13 of the operating lease arrangements, we may purchase the vessels for a predetermined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a predetermined amount. As of March 31, 2021, we had total commitments, excluding purchase options, under vessel operating leases from 2021 to 2029 of approximately $881.1 million.

Under our operating lease arrangements, subject to payment of a specified termination sum, we may voluntarily terminate the arrangement in certain circumstances. We may also be required to terminate and pay a termination sum as specified in the agreements in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the counterparties within a required period of time).

Other Financing Arrangements

We enter into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these arrangements to finance the construction and acquisition of vessels.

As of March 31, 2021, we have 12 vessels under these financing arrangements, which provided for borrowings of approximately $879.1 million excluding deferred financing fees. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If we default under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.

For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2020 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	Quarter Ended March 31,
	2021	2020
Net cash flows from operating activities	$180.8	$130.7
Net cash flows used in investing activities	(201.3)	(239.1)
Net cash flows from financing activities	53.7	183.6

Operating Cash Flows

Net cash flows from operating activities were $180.8 million for the quarter ended March 31, 2021, an increase of $50.1 million compared to the same period in 2020. The increase in net cash flows from operating activities was primarily due to the contribution of nine vessels delivered to Seaspan after March 2020. For further discussion of changes in revenue and expenses, please read “Quarter Ended March 31, 2021 Compared with Quarter Ended March 31, 2020 —Financial Results Summary”.

Investing Cash Flows

Net cash flows used in investing activities were $201.3 million for the quarter ended March 31, 2021, a decrease of cash flows used of $37.8 million compared to the same period in 2020. The decrease in cash used in investing activities for the quarter ended March 31, 2021 was primarily due to the decrease in expenditures on vessel acquisitions compared to the same period in 2020. The decrease is partially offset by cash acquired from the acquisition of APR Energy during the quarter ended March 31, 2020, not included in the current quarter.

Financing Cash Flows

Net cash flows from financing activities were $53.7 million for the quarter ended March 31, 2021, a decrease of $129.9 million in cash from financing activities, compared to the same period in 2020. The decrease was primarily due to lower amounts drawn on credit facilities, net of repayments.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the quarter ended March 31, 2021, we completed 4 dry-dockings. For the remainder of 2021, we expect 29 additional vessels to complete dry-docking.

The average age of the diesel generators is approximately eleven years and the average age of the aero-derivative gas turbines in our power fleet is approximately eight years. Capital expenditures for these assets primarily relate to mobilization and decommissioning requirements included in substantially all rental contracts. During the quarter ended March 31, 2021, we did not mobilize or decommission any sites. For the remainder of 2021, we expect to mobilize and decommission three and four sites, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our property plant and equipment;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
•	future contract rates for our assets after the end of their existing leases agreements;

•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations and asset retirement obligations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2020 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid and accrued by us for the periods indicated:

(in millions of US dollars, except per share amounts)	Quarter Ended March 31,
	2021	2020
Dividends on Common shares
Declared, per share	$0.13	$0.25
Paid in cash	31.1	26.9
Accrued	—	30.8
	$31.1	57.7
Dividends on preferred shares (paid in cash)
Series D	$2.5	$2.5
Series E	$2.8	$2.8
Series G	$4.0	$4.0
Series H	$4.5	$4.5
Series I	$3.0	$3.0

On April 5, 2021, the board of directors declared the cash dividends on our common and preferred shares as indicated above under “Subsequent Events —Dividends”.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Estimates” in our 2020 Annual Report.

Recent accounting pronouncements

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact of this guidance.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance.

Off-Balance Sheet Arrangements

At March 31, 2021, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2021, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Report in the section titled “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels and power generation assets, including the timing and amount of potential impairments;
•	the future valuation of our vessels, power generation assets and goodwill;
•	potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;

•	availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•	global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•	disruptions in global credit and financial markets as the result of the COVID-19 pandemic or otherwise;
•	conditions in the public equity market and the price of our shares;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters and leases of our power generation assets with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•	the length and severity of the ongoing novel coronavirus (COVID-19) pandemic, including as a result of the new variants of the virus, and its impact on our business;

•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•	disruptions and security threats to our technology systems;
•	taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•	the continued availability of services, equipment and software from subcontractors or third-party suppliers required to provide our power generation solutions;
•	our ability to protect our intellectual property and defend against possible third-party infringement claims relating to our power generation solutions;
•	potential liability from future litigation;
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our Annual Report for the year ended December 31, 2020.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2021, our variable-rate credit facilities totaled $2.6 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.0 billion. These interest rate swaps have a fair value of $46.8 million in the counterparties’ favor.

The tables below provide information about our financial instruments as at March 31, 2021 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read note 12 to 14 to our consolidated financial statements included in our 2020 Annual Report, which provide additional information with respect to our existing credit and lease facilities and other financing arrangements.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2021	2022	2023	2024	2025	Thereafter
Credit Facilities(1)	$283.8	$575.3	$421.3	$887.2	$232.7	$238.4
Vessel Operating Leases(2)	107.3	139.9	142.8	146.9	125.6	218.6
Sale-Leaseback Facilities(3)	49.0	65.3	65.3	65.3	58.1	576.1

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(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)

Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable LIBOR in place as at March 31, 2021.

(3)

Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of March 31, 2021, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of March 31, 2021 (in millions of US dollars)	Maximum Notional Amount(1) (in millions of US dollars)	Effective Date	Ending Date
5.4200%	302.3	302.3	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	98.0	98.0	January 21, 2021	October 14, 2026
0.6600%	98.0	98.0	February 4, 2021	October 14, 2026
5.6000%	93.6	93.6	June 23, 2010	December 23, 2021	(2)
1.4900%	28.8	28.8	February 4, 2020	December 30, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of March 31, 2021, most of these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of March 31, 2021. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

None.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

In April 2021, we issued to Fairfax and certain of its affiliates in a private placement warrants to purchase 5.0 million common shares at $13.00 per share. The common shares issuable upon exercise of the warrants will be registered pursuant to a registration rights agreement entered into between the Company and Fairfax concurrently with execution of the third amendment to the APR acquisition agreement and the warrant agreement.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

None.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.